UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

NEUROONE MEDICAL TECHNOLOGIES CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per Share
(Title of Class of Securities)

64130M 100
(CUSIP Number)

Nickolay Kukekov c/o Lifestyle Healthcare LLC 404 East 79th Street, Apt. 28G New York, NY 10075 (646) 232-8947
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59503A 105
1.	Names of Reporting Person: Lifestyle Healthcare LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 542,622
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 542,622
	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 542,622
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 10.70%
14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of NeuroOne Medical Technologies Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 24 Turnberry Drive, Williamsville, NY 14221.

Item 2. Identity and Background

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Lifestyle Healthcare LLC (“Lifestyle”).  Lifestyle is a Delaware limited liability company, with an address of 404 East 79th Street, Apt. 28G, New York, NY 10075.

Lifestyle has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Lifestyle is Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

On May 19, 2017, Lifestyle acquired an aggregate of 542,622 shares of the Company’s Common Stock from various shareholders of the Company, for the aggregate purchase price of $395,000 (the “Stock Purchase”).

Item 4. Purpose of Transaction

Following the Stock Purchase, Lifestyle’s beneficial ownership in the Company was 10.7%.

Lifestyle acquired beneficial ownership of the securities of the Company for investment purposes only and with no view to their resale or other distribution of any kind and with no current plans or proposals with respect to the Company or any securities of the Company which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)
The information relating to the beneficial ownership by Lifestyle set forth in Rows 7 through 13 of the cover page hereto is incorporated herein by reference. The percentage set forth in Row 13 of the cover page filed herewith was calculated based on 5,073,000 shares of Common Stock outstanding as of May 19, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Commission on May 22, 2017.

(b)	Lifestyle has sole voting and dispositive power with respect to the shares of common stock owned by it.

(c)	Except as described herein, the Reporting Person has not effected any transaction in Company Common Stock in the past 60 days.

(d) and (e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby is incorporated by reference.

Item 7.                      Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2017

Lifestyle Healthcare LLC

By:	/s/ Nickolay Kukekov
Name:	Nickolay Kukekov
Title:	Account Manager